As filed with the Securities and Exchange Commission on August 10, 2004

Registration No. 333–103739

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 8
TO
REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933

República Oriental del Uruguay

(Name of Registrant)

Carlos Sténeri
1025 Connecticut Avenue N.W., Suite 902
Washington, D.C. 20036

(Name and Address of authorized representative
of the Registrant in the United States)

Copies to:

Andrés de la Cruz
Cleary, Gottlieb, Steen, & Hamilton
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt am Main,
Germany

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

     The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

EXPLANATORY NOTE
SIGNATURE OF THE REGISTRANT
SIGNATURE OF AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX
EXECUTED UNDERWRITING AGREEMENT
EXECUTED DEVALUATION-PROTECTED NOTES
OPINION OF COUNSEL
OPINION OF CLEARY, GOTTLIEB, STEEN & HAMILTON

EXPLANATORY NOTE

     This Post-Effective Amendment No. 8 to the Registration Statement under Schedule B (File No. 333-103739) of the registrant is being filed solely to add Exhibits A.4, B.18, E.6, F.6, G.6 and H.6 to the Registration Statement in accordance with Rule 462(d) under the Securities Act of 1933, as amended and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

CONTENTS

     This Amendment No. 8 to Registration Statement No. 333-103739 comprises:

A.	Form of Underwriting Agreement**

A.1	Executed Underwriting Agreement dated as of June 25, 2003 by and among the Republic of Uruguay, Banco Central del Uruguay, as financial agent, and Citigroup Global Markets Inc., as underwriter**

A.2	Executed Underwriting Agreement dated as of October 15, 2003 by and among the Republic of Uruguay, Banco Central del Uruguay, as financial agent, and Citigroup Global Markets Inc. and UBS Securities LLC, as underwriters**

A.3	Executed Underwriting Agreement dated as of March 4, 2004 by and among the Republic of Uruguay, Banco Central del Uruguay, as financial agent, and Citigroup Global Markets Inc., as underwriter**

A.4	Executed Underwriting Agreement dated as of July 28, 2004 by and among the Republic of Uruguay, Banco Central del Uruguay, as financial agent, and Citigroup Global Markets Inc. and ABN AMRO Incorporated, as underwriters

B.	Form of Indenture**

B.1	Executed Indenture dated May 29, 2003 by and among the Republic of Uruguay, Banco Central del Uruguay, as financial agent, and The Bank of New York, as trustee**

B.2	Executed 7.875% Bond due 2008 (USD) **

B.3	Executed Floating Rate Note due 2009 (USD) **

B.4	Executed Floating Rate Note due 2010 (USD) **

B.5	Executed 8.375% Bond due 2011 (USD) **

B.6	Executed 7.00% Note due 2012 (EUR) **

B.7	Executed 7.00% Bond due 2013 (USD) **

B.8	Executed 7.875% Bond due 2014 (USD) **

B.9	Executed 8.75% Bond due 2015 (USD) **

B.11	Executed 6.375% (UF) Note due 2016 (CLP) **

B.12	Executed 7.625% Bond due 2017 (USD) **

B.13	Executed 7.00% Note due 2019 (EUR) **

B.14	Executed 7.25% Bond due 2011 (USD) **

B.15(a)	Executed 7.50% Bond due 2015 (USD) **

B.15(b)	Executed 7.50% Bond due 2015 (USD) **

B.15(c)	Executed 7.50% Bond due 2015 (USD) **

B.16(a)	Executed 7.875% PIK Bond due 2033 (USD) **

B.16(b)	Executed 7.875% PIK Bond due 2033 (USD) **

B.16(c)	Executed 7.875% PIK Bond due 2033 (USD) **

B.17	Executed 10.50% UI Bond due 2006 (UYP) **

B.18	Executed 17¾% Devaluation-Protected Notes due 2006

C.	Form of Warrant Agreement*

D.	Form of Warrant*

E.	Opinion of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay**

E.1	Opinion of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay dated as of May 29, 2003 relating to the New Bonds**

E.2	Opinion of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay dated as of June 12, 2003 relating to US$50,879,939 of 7.50% Bonds due 2015**

E.3	Opinion of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay dated as of June 30, 2003 relating to US$53,104,797 of 7.25% Bonds due 2011**

E.4	Opinion of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay dated as of October 20, 2003 relating to Ps. 5,589,500,000 of 10.50% Bonds due 2006 **

E.5	Opinion of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay dated as of March 11, 2004 relating to Ps. 2,603,500,000 of 10.50% Bonds due 2006**

E.6	Opinion of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay dated as of August 10, 2004 relating to Ps. 6,254,500,000 of 17¾% Devaluation-Protected Notes due 2006

F.	Opinion of Cleary, Gottlieb, Steen & Hamilton**

F.1	Opinion of Cleary, Gottlieb, Steen & Hamilton dated as of May 29, 2003 relating to the New Bonds**

F.2	Opinion of Cleary, Gottlieb, Steen & Hamilton dated as of June 12, 2003 relating to US$50,879,939 of 7.50% Bonds due 2015**

F.3	Opinion of Cleary, Gottlieb, Steen & Hamilton dated as of June 30, 2003 relating to US$53,104,797 of 7.25% Bonds due 2011**

F.4	Opinion of Cleary, Gottlieb, Steen & Hamilton dated as of October 20, 2003 relating to Ps. 5,589,500,000 of 10.50% Bonds due 2006 **

F.5	Opinion of Cleary, Gottlieb, Steen & Hamilton dated as of March 11, 2004 relating to Ps. 2,603,500,000 of 10.50% Bonds due 2006**

F.6	Opinion of Cleary, Gottlieb, Steen & Hamilton dated as of August 10, 2004 relating to Ps. 6,254,500,000 17¾% Devaluation-Protected Notes due 2006

G.	Consent of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay (included in Exhibit E) **

G.1	Consent of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay (included in Exhibit E.1) **

G.2	Consent of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay (included in Exhibit E.2) **

G.3	Consent of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay (included in Exhibit E.3) **

G.4	Consent of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay (included in Exhibit E.4) **

G.5	Consent of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay (included in Exhibit E.5) **

G.6	Consent of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay (included in Exhibit E.6)

H.	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit F) **

H.1	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit F.1) **

H.2	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit F.2) **

H.3	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit F.3) **

H.4	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit F.4) **

H.5	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit F.5)**

H.6	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit F.6)

I.	Form of Dealer Manager Agreement**

I.1	Executed Dealer Manager Agreement dated April 10, 2003 by and among the Republic of Uruguay and Citigroup Global Markets Inc. **

*	To be filed by post-effective amendment.

**	Previously filed.

SIGNATURE OF THE REGISTRANT

     Pursuant to the requirements of the Securities Act, as amended, the Registrant, República Oriental del Uruguay, has duly caused this Post-Effective Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay, on the 10th day of August, 2004.

By:	/s/ Isaac Alfie

Isaac Alfie*
Minister of Economy and Finance
of the Republic of Uruguay

*	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement or amendment to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of the Securities Act, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this Post-Effective Amendment No. 6 to the Registration Statement in the City of Washington, D.C., on the 10th day of August, 2004.

By:	/s/ Carlos Sténeri

Carlos Sténeri
Authorized Representative of the
Republic of Uruguay in the United States.

EXHIBIT INDEX

Exhibit		Page No.
A.4	Executed Underwriting Agreement dated July 28, 2004 by and among the Republic of Uruguay, Banco Central del Uruguay, as financial agent, and Citigroup Global Markets Inc. and ABN AMRO Incorporated.

B.18	Executed 17¾% Devaluation-Protected Notes due 2006

E.6	Opinion of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay dated as of August 10, 2004 relating to Ps. 6,254,500,000 of 17¾% Devaluation-Protected Notes due 2006

F.6	Opinion of Cleary, Gottlieb, Steen & Hamilton dated as of August 10, 2004 relating to Ps. 6,254,500,000 of 17¾% Devaluation-Protected Notes due 2006

G.6	Consent of Counsel to the Ministry of Economy and Finance of the Republic of Uruguay (included in Exhibit E.6)

H.6	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit F.6)